July 8, 2009

VIA HAND DELIVERY

William C-L Friar, Senior Financial Analyst Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Rome Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed on March 6, 2009 (File No. 00-27481)

Dear Mr. Friar:

This letter is submitted by Rome Bancorp, Inc. (the “Company”) in response to the letter dated July 2, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Form 10-K for Fiscal Year Ended December 31, 2008 filed by the Company on March 6, 2009 (the “Form 10-K”). Your specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Philosophy, page 14 of Definitive Proxy Statement on Schedule 14A

1.

We note your response to comment 2 in our letter dated June 11, 2009. Please reconcile your response, indicating that you do not benchmark any elements of compensation with your peers, with the disclosure in the proxy statement that “[t]he Compensation Committee uses its own criteria coupled with current and historical peer comparisons to establish base salary and other compensation for the Chief Executive and other officers. During 2008, the Compensation Committee reviewed compensation data for chief executives and other officers, as publicly reported by peer institutions.” Refer to Regulation S-K Compliance & Disclosure Interpretation 118.05.

As indicated in our prior response, the Compensation Committee does review peer institution data in assessing the reasonableness of performance levels inherent in the annual budget. The component companies that made up the compensation peer group in 2008 were:

Chemung Financial Corp.	Lake Shore Bancorp, Inc. (MHC)
Elmira Savings Bank	Oneida Financial Corp. (MHC)
Evans Bancorp, Inc.	Pathfinder Bancorp, Inc. (MHC)
Greene County Bancorp, Inc. (MHC)	Wilber Corp.
Jeffersonville Bancorp

William C-L Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

July 8, 2009

The Company does not fix any component of compensation against specific performance measures of any of the institutions included in the compensation peer group.

We hereby confirm that the Company will disclose the component companies that make up any compensation peer group in future filings.

Annual Incentive Bonus, page 16 of Definitive Proxy Statement on Schedule 14A

2.

We note your response to comment 3 in our letter dated June 11, 2009. Please provide to the staff the performance targets applicable to Mr. Nolan for 2008. Although Mr. Nolan was not eligible for any target award, we note that it appears he was a participant in the annual incentive plan in 2008.

Mr. Nolan was not eligible under the plan for any target awards in 2008 and no targets were set for any payments to him.

*     *     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses are fully responsive to your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact the Company’s attorney, Matthew Dyckman of Sonnenschein Nath & Rosenthal LLP, at 202-408-9123.

Very truly yours,

/s/ Charles M. Sprock Charles M. Sprock President and Chief Executive Officer

cc: Matthew Dyckman, Esq. Sonnenschein Nath & Rosenthal LLP